CUSIP No. 460981301	13D/A	Page 1 of 6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
 (Amendment No. 3)
Under the Securities Exchange Act of 1934

Intersections Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

460981301
(CUSIP Number)

100 Wall Street, 19th Floor
New York, NY 10005
Attn: Bruce Lev
(212) 483-7000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Loeb Holding Corporation 13-2870509

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
9,680,541

	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
9,680,541

	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,680,541

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
40.8%

14	TYPE OF REPORTING PERSON (see instructions)
CO

CUSIP No. 460981301	13D/A	Page 3 of 6

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Thomas L. Kempner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (see instructions)
SC, PF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
45,750

	8	SHARED VOTING POWER
9,689,640

	9	SOLE DISPOSITIVE POWER
45,750

	10	SHARED DISPOSITIVE POWER
9,689,640

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9,735,390

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
41.0%

14	TYPE OF REPORTING PERSON (see instructions)
IN

CUSIP No. 460981301	13D/A	Page 4 of 6

Explanatory Note:  This filing constitutes Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on November 25, 2015 (the "Original Schedule 13D") by Loeb Holding Corp. ("LHC") and Thomas L. Kempner, as amended by Amendment No. 1 filed on January 19, 2016 and Amendment No. 2 filed on November 28, 2016 (collectively, as amended, the "Schedule 13D").  Except as described herein, the information contained in the Schedule 13D has not been updated or amended.  Capitalized terms used but not defined herein have the meanings ascribed thereto in the Schedule 13D.
Item 4.  Purpose of Transaction.
Item 4 is hereby amended and supplemented by adding the following at the end thereof:
On November 29, 2016, the Reporting Persons delivered a letter to the Special Committee of the Board of Directors which notified the Issuer that the Reporting Persons have determined to withdraw their proposal made pursuant to a letter dated October 27, 2016 regarding a possible acquisition by Loeb Holding Corporation of the Issuer's Pet Health Monitoring Business.
Item 7.  Material to be Filed as Exhibits.
Item 7 is hereby amended and restated as follows:
99.1	Subscription Agreement between Intersections Inc. and Loeb Holding Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 17, 2015)
99.2	Joint Filing Agreement dated November 20, 2015 by and between Loeb Holding Corporation and Thomas L. Kempner (previously filed with the Original Schedule 13D)
99.3	Letter to the Special Committee of the Board of Directors, dated October 27, 2016 (previously filed with Amendment No. 2 to the Original Schedule 13D)
99.4	Letter to the Special Committee of the Board of Directors, dated November 29, 2016 (filed herewith)

CUSIP No. 460981301	13D/A	Page 5 of 6

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated November 30, 2016

Loeb Holding Corporation

By:	/s/ Bruce L. Lev
	Name:	Bruce L. Lev
	Title:	Managing Director

/s/ Thomas L. Kempner
Thomas L. Kempner

CUSIP No. 460981301	13D/A	Page 6 of 6

EXHIBIT INDEX

Exhibit No.	Description

99.1	Subscription Agreement between Intersections Inc. and Loeb Holding Corporation (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on November 17, 2015)
99.2	Joint Filing Agreement dated November 20, 2015 by and between Loeb Holding Corporation and Thomas L. Kempner (previously filed with the Original Schedule 13D)
99.3	Letter to the Special Committee of the Board of Directors, dated October 27, 2016 (previously filed with Amendment No. 2 to the Original Schedule 13D)
99.4	Letter to the Special Committee of the Board of Directors, dated November 29, 2016 (filed herewith)